Notice Dated May 1, 2026
TRANSAMERICA CLASSIC® NY VARIABLE ANNUITY
Issued through
Transamerica Financial Life Insurance Company
Separate Account VA-6NY

This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Transamerica Classic® NY Variable Annuity, a flexible premium deferred variable annuity policy (“Policy”), which is no longer available for purchase.

Transamerica Financial Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable life offerings. Updated audited financial statements for Transamerica Financial Life Insurance Company and for Separate Account VA-6NY (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/893505818?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2001, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS

SPECIAL TERMS
SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
important INFORMATION you should consider about the Policy
APPENDIX - INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY

SPECIAL TERMS
Account Value - The sum of the Variable Accumulated Value and the general account options accumulated value.
Administrative Office or Service Center - Transamerica Financial Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuity Date - The date on which the annuitization phase of the Policy begins.
Fixed Account - An account which credits a rate of interest for a period of at least twelve months for each allocation or transfer.
Owner (You, Your) - The person who may exercise all rights and privileges under the Policy.
Policy - The Transamerica Classic Variable Annuity, a flexible premium deferred variable annuity.
Policy Value - The sum of the Variable Accumulated Value and the Fixed Account accumulated value.
Policy Year - A 12-month period starting on the Policy effective date and ending with the day before the Policy anniversary, and each 12-month period thereafter.
Portfolio - The investment Portfolio underlying each Variable Subaccount in which we will invest any amount the Owner allocates to that variable Subaccount.
Qualified and Non-Qualified - The Policy has a Qualified status if it is issued in connection with a retirement plan or program. Otherwise, the status is Non-Qualified.
Subaccount(s) - One or more divisions of the Variable Account which invests solely in shares of one of the underlying Portfolios.
Variable Account - Separate Account VA-6NY, a Separate Account established and maintained by Transamerica for the investment of a portion of its assets pursuant to Section 4240 of the New York Insurance Code.
Variable Accumulated Value - The total dollar value of all variable accumulation units under the Policy before the Annuity Date.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all the changes that have occurred since You entered Your Policy.
  For changes in the names of certain Portfolios and/or Advisers/Subadvisers please refer to the Appendix - Investment Options Available Under the Policy.
  For updated Portfolio expense information please refer to Important Information You Should Consider About this Policy and the Appendix - .
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy.

important INFORMATION you should consider about the Policy

Your Policy prospectus dated May 1, 2001, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money from the Policy within 7 years following Your last purchase payment, You may be assessed a surrender charge (also called a Contingent Deferred Sales Load). The maximum surrender charge is 6% of the purchase payment withdrawn, and the charge decreases to 0% after 7 years or more.
For example, if You make an early withdrawal, You could pay a surrender charge of up to $6,000 on a $100,000 investment. This loss will be greater if there are taxes or tax penalties.
Charges, Fees and Deductions
Are There Transaction Charges?
Yes. In addition to surrender charges, You may be charged for other transactions under the Policy.
These include:
  Transfer Fees: You may make up to 18 transfers per Policy Year without charge. After that, a $10 fee applies to each additional transfer. This fee is deducted from the amount transferred.
  Option and Service Fees: Transamerica reserves the right to impose reasonable fees for administrative expenses associated with processing certain options and services. These fees would be deducted from each use of the option or service during a Policy Year.
Summary Charges, Fees and Deductions
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the Investment Options and optional benefits You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
Summary Charges, Fees and Deductions
	Annual Fee	Minimum	Maximum
	Base Policy[1]	1.35%	3.35%
	Portfolio Company (fund fees and expenses)[2],3	0.29%	1.80%
1As a percentage of Separate Account Value.
2As a percentage of average net assets.
[3]See below Appendix: Investment Options Available Under the Policy for more information.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that You do not take withdrawals from the Policy, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost $1,686	Highest Annual Cost $4,427
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Policy. The value of Your investment in the Variable Subaccounts is not guaranteed and will fluctuate based on the performance of the underlying Portfolios. If the Portfolios perform poorly, Your Policy value may decline, and You may receive less than Your original investment upon withdrawal, surrender, or annuitization.
Summary
Is This a Short-Term Investment?
No. This Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. It is designed for long-term retirement planning. Early withdrawals may result in significant charges and tax consequences.
Summary
What are the Risks Associated with Investment Options?
Investment in the Policy is subject to investment risk, including the risk of poor investment performance. The value of Your Policy can fluctuate and may increase or decrease depending on the performance of the Investment Options You select. These are tied to the performance of underlying mutual fund Portfolios. The value of Your investment in these Subaccounts will vary based on the investment experience of the selected Portfolios. There is no guarantee of principal or returns.
  Equity Portfolios may be subject to market volatility and company-specific risks.
  Fixed income Portfolios may be affected by interest rate changes, credit risk, and inflation.
  Money market Portfolios aim to preserve capital but may still be affected by liquidity and interest rate risks.
  International Portfolios may involve currency and geopolitical risks.
Before investing, You should carefully review the available Investment Options, including the accompanying Portfolio prospectuses, to understand their objectives, fees, and risks. Your investment decisions should align with Your financial goals, risk tolerance, and time horizon
Summary The Portfolios Charges, Fees and Deductions
What are the Risks Related to the Insurance Company?
Any obligations under the Policy—including those related to the Fixed Account, guaranteed interest rates, and death benefits—are subject to the claims-paying ability of Transamerica. This means that if the company were to become insolvent, it may not be able to meet its obligations to policyholders.

The financial strength of the Insurance Company is evaluated by independent rating agencies such as A.M. Best, Moody’s, and Standard & Poor’s. These ratings reflect the company’s ability to meet its insurance and annuity obligations but do not reflect the investment performance of the Variable Subaccounts.

More information about Transamerica Financial Life Insurance Company (formerly Transamerica Life Insurance Company of New York), including our financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Transamerica Life Insurance Company of New York and the Variable Account
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. There are restrictions that may limit the Investment Options You can choose and how You transfer Policy Value among them.
Allocation Limit
  You may not allocate money to more than 18 Investment Options (including both Variable Subaccounts and the Fixed Account) over the life of the Policy. Each option that ever receives a transfer or premium allocation counts toward this limit. Transamerica may waive this limit in the future.
  Transfer Restrictions
  You may make up to 18 transfers per Policy Year without charge. After that, a $10 fee applies per transfer.
  Transamerica reserves the right to modify, restrict, suspend or eliminate transfer privileges at any time and for any reason.
  Transamerica reserved the right to require that all transfer requests be made directly by the Owner (not by a third party).
  Transamerica reserves the right to require each transfer request to be submitted separately.
  These restrictions are intended to prevent excessive trading that could negatively impact Portfolio management and increase transaction costs.
  Substitution and Modification Rights
  Transamerica reserves the right to eliminate or substitute Portfolios available through the variable Subaccounts. This may occur if a Portfolio becomes unavailable or is deemed inappropriate for the Policy. Any such substitution would be subject to regulatory approval and advance notice to Policy Owners.
Transfers Premiums - Investment Option Limit The Portfolios - Addition, Deletion, or Substitution
Are There any Restrictions on Policy Benefits?
Yes. There are restrictions and limitations on certain benefits offered under the Policy.
Death Benefit Restrictions:
  The death benefit is subject to age-based conditions. If you or a joint Owner die(s) before the Annuity Date, and both You and a joint Owner are less than age 85, the benefit is the greatest of the Policy Value, total premiums paid minus withdrawals and charges or the highest Policy Value on any Policy Anniversary before age 85, adjusted for subsequent premiums and withdrawals.
  If the Owner dies after age 85, the benefit is limited to the greater of the Policy Value or total premiums not previously withdrawn (less applicable charges).
  Withdrawals reduce the death benefit and may terminate certain benefits. Withdrawals exceeding the allowed amount may trigger contingent deferred sales loads and reduce the benefit by more than the amount withdrawn.
  Certain benefits, such as the Automatic Payout Option (APO), may terminate if there are insufficient funds in the Variable Account to support the scheduled withdrawals. Once terminated, the APO cannot be re-elected.
  Transamerica reserves the right to modify the Policy to comply with applicable tax laws or regulatory requirements. It may also reject changes to annuitants or beneficiaries if not in accordance with underwriting rules.
Withdrawals that exceed specified limits may reduce the value of benefits or terminate them. For example, excessive withdrawals may reduce the death benefit by more than the amount withdrawn due to the way benefits are calculated.
Death Benefit Cash Withdrawals - Automatic Payout Option (APO)
	TAXES			Location in Prospectus
What Are the Policy’s Tax Implications?
You should consult with a tax professional to determine the tax implications of investing in this Policy and receiving purchase payments. The tax treatment of Your investment will depend on Your individual circumstances and whether the Policy is held within a tax-Qualified plan or IRA.
  There is no additional tax benefit to purchasing the Policy through a tax-Qualified plan or IRA, since these plans already provide tax deferral. Using a tax-deferred annuity within a tax-Qualified plan does not provide additional tax advantages.
  Withdrawals from the Policy are generally subject to ordinary income tax. If You take a withdrawal before age 59½, it may also be subject to a 10% federal tax penalty, unless an exception applies (e.g., death, disability, or substantially equal periodic payments).
  Death benefits paid under the Policy are generally taxable to the beneficiary as ordinary income.
Cash Withdrawals Federal Tax Matters
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Policy to investors. This compensation is typically paid as a commission based on a percentage of each premium, which may be up to 5.75%.
  In certain situations, broker-dealers and their representatives may receive marketing allowances, production bonuses, service fees, sales awards and meeting incentives as well as asset-based trailer commissions.
  Compensation may also include access to sales teams or management and marketing support.
  These payments are made to broker-dealers and are not deducted directly from the investor’s Policy Value.
As a result, investment professionals may have a financial incentive to recommend this Policy over other investment products, which may influence their recommendations.

Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly referred to as Transamerica Securities Sales Corporation (TSSC)) is the principal underwriter and may share the revenue we earn on this Policy with Your investment professional’s firm.
Distribution of the Policy
Should I Exchange My Policy?
You should only exchange Your Policy if, after comparing the features, fees, and risks of both Policies and considering any surrender charges, tax consequences, or other penalties for terminating Your existing Policy You determine that the new Policy is more beneficial for Your needs.

Some investment professionals may have a financial incentive to recommend that You exchange Your existing Policy for a new one. This incentive may arise from compensation they receive for selling the new Policy, such as commissions or other forms of compensation from the insurance company or its affiliates.

Distribution of the Policy Federal Tax Matters – Taxation of Annuities The Policy

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89352K839?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Relative Value Portfolio - Class A Advised by: AllianceBernstein L.P.	0.60%	10.47%	11.42%	10.57%
To provide capital appreciation and current income.	Alger Growth & Income Portfolio - Class I-2 Advised by: Fred Alger Management, Inc.		20.82%	15.51%	14.58%
Seeks long-term capital growth consistent with the preservation of capital. Its secondary goal is current income.	BNY Mellon VIF Appreciation Portfolio - Initial Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Fayez Sarofim & Co., LLC	0.85%	10.07%	9.37%	12.92%
Seeks capital growth.	BNY Mellon VIF Small Cap Portfolio - Initial Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Newton Investment Management North America, LLC	0.83%	10.99%	4.26%	7.83%
Total return, comprised of current income and capital appreciation.	Invesco V.I. High Yield Fund - Series I Advised by: Invesco Advisers, Inc.	0.92%	6.73%	3.64%	4.83%
Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.	Janus Henderson Balanced Portfolio - Institutional Advised by: Janus Henderson Investors US, LLC	0.62%	15.11%	8.48%	10.14%
To seek capital appreciation.	MFS® Growth Series - Initial Advised by: MFS® Investment Management	0.74%	12.19%	11.10%	15.60%
To seek capital appreciation.	MFS® Investors Trust Series - Initial Advised by: MFS® Investment Management	0.82%	13.57%	11.33%	12.49%
To seek capital appreciation.	MFS® Research Series - Initial Advised by: MFS® Investment Management	0.82%	12.85%	11.15%	12.93%
Seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.	MS VIF Emerging Markets Equity Portfolio - Class I Advised by: Morgan Stanley Investment Management Inc.	1.28%	32.96%	4.37%	7.27%
To seek total return.	MS VIF Global Strategist Portfolio - Class I Advised by: Morgan Stanley Investment Management Inc.	1.80%	17.40%	5.31%	6.85%
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC(2)	0.29%	4.07%	3.05%	1.91%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.64%	17.76%	12.32%	16.43%
(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

CLOSED INVESTMENT OPTIONS:
Effective December 12, 2011, the following Subaccounts were closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Large Cap Growth Portfolio - Class A Advised by: AllianceBernstein L.P.	0.65%	13.13%	12.04%	16.17%
Seeks long-term growth of capital.	Janus Henderson Global Research Portfolio - Institutional Advised by: Janus Henderson Investors US, LLC	0.82%	20.92%	12.51%	12.93%

Effective July 28, 2023, the following Subaccount was liquidated. The Fund was closed to all purchases and exchanges at the close of business on July 26, 2023.

Investment Objective	Underlying Fund Portfolio and Adviser/Sub-adviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 years	10 years
Seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed-income securities.	MS VIF Core Plus Fixed Income Portfolio - Class I Advised by: Morgan Stanley Investment Management Inc.	N/A	N/A	N/A	N/A

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 2001, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Financial Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System - 333-108498
EDGAR Contract Identifier No. is #C000017993